Paris, January 26, 2005

2004 pro forma combined net sales1:
up 10.0% on a comparable basis

Sanofi-aventis gains market share from year one

After consultation with the stock market authorities in France and the United States, sanofi-aventis has retained August 20 as the date of first consolidation.

In 2004, sanofi-aventis generated consolidated net sales of 15,043 million euros compared with 8,048 million euros in 2003. In the fourth quarter of 2004, sanofi-aventis consolidated net sales were 6,614 million euros, against 2,108 million euros in the fourth quarter of 2003. Details of these figures are given in an appendix.

In order to give a better representation of the business performance of the new Group, we have decided to publish and explain pro forma combined net sales of the new Group for the fourth quarter of 2004 and for the year ended December 31, 2004, along with comparatives for 2003. Combined pro forma sales are non-GAAP financial measures.

Unless otherwise indicated, the growth figures given in this press release are on a comparable basis (see the explanatory notes).

Year ended December 31, 2004
  Pro forma combined net sales: +10.0% at 25,418 million euros.
  Pro forma combined developed sales2 : +12.3% at 28,529 million euros.
  Above-market growth increased the worldwide market share to 5.3%3
  Top 15 products grew at 17.8%, rest of the portfolio stable year-on-year
  Continuing strong growth in US prescriptions of our products
Fourth quarter of 2004
  Pro forma combined net sales: +8.1% at 6,614 million euros.
  Pro forma combined developed sales2 : +9.1% at 7,503 million euros.
  Above-market growth in net sales.

1 Pro forma combined net sales represents sales generated by the Sanofi-Synthélabo and Aventis groups excluding net sales from products divested at the request of the antitrust authorities, which have been eliminated from the start of the periods presented, and also excluding the Aventis Behring business divested in March 2004.
2 Pro forma combined developed sales include pro forma combined sales recorded by sanofi-aventis and sales generated under the agreements with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), and with Fujisawa on Myslee®(zolpidem) (see explanatory notes)
3 Sanofi-aventis IMS MIDAS World all available channels: Rolling quarter November 2004

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

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Pro forma combined net sales

In 2004, sanofi-aventis generated pro forma combined net sales of 25,418 million euros, a rise of 10.0% . Currency fluctuations had an unfavorable impact of 4.1 points, more than two-thirds of which was due to the fall in the US dollar. Changes in Group structure (comprising products divested by Aventis in 2003 and the first half of 2004) had an unfavorable impact of 1.3 points.

In the fourth quarter of 2004, pro forma combined net sales came to 6,614 million euros, an increase of 8.1% after eliminating the negative impact of currency fluctuations (2.9 points) and changes in Group structure (1.4 points).

Pro forma combined net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals

2004 pro forma combined net sales for the pharmaceuticals business were up 10.2% at 23,794 million euros. Fourth-quarter pro forma combined net sales for the pharmaceuticals business were 6,206 million euros, an increase of 8.0%.

2004 pro forma combined net sales of the top 15 products came to 14,386 million euros (up 17.8%), representing 60.5% of pharmaceuticals business pro forma combined net sales, compared with 56.5% in 2003. Fourth-quarter pro forma combined net sales of the top 15 products rose by 15.5% to 3,793 million euros, representing 61.1% of pharmaceuticals business pro forma combined net sales, against 57.2% in the fourth quarter of 2003.

	Q4 2004	Change on a	2004	Change on a
Millions of euros	net sales	comparable	net sales	comparable
		basis		basis

Lovenox®	512	+19.1%	1,904	+22.4%
Plavix®	443	+23.7%	1,694	+28.9%
Allegra®	373	-5.1%	1,502	-6.9%
Taxotere®	358	+8.5%	1,436	+11.3%
Stilnox® /Ambien®	356	+9.5%	1,423	+15.3%
Eloxatin®	347	+62.9%	1,220	+56.8%
Tritace®	264	-17.0%	972	-17.3%
Lantus®	237	+51.0%	843	+79.7%
Aprovel®	205	+17.1%	790	+16.7%
Copaxone®	201	+22.6%	742	+27.3%
Amaryl®	188	+18.2%	684	+18.8%
Actonel®	85	+34.9%	305	+59.7%
Depakine®	77	+8.5%	303	+10.2%
Nasacort®	73	+12.3%	287	+10.8%
Xatral®	74	+15.6%	281	+27.7%

Total	3,793	+15.5%	14,386	+17.8%

Pro forma combined net sales generated by other pharmaceutical products advanced by 0.2% to 9,408 million euros over 2004 as a whole, and fell by 2.0% to 2,413 million euros in the fourth quarter.

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Human Vaccines

Full-year pro forma combined net sales for the Human Vaccines business were up 7.5% at 1,624 million euros. Fourth-quarter pro forma combined net sales for this business rose by 10.6% to 408 million euros.

In the year ended December 31, 2004:
  Influenza vaccines reported strong growth, especially in the northern hemisphere.
  Pediatric combination vaccines maintained their market share despite tougher competition in the United States and Latin America.
  Polio vaccines saw a decline of 16.9%, due mainly to increased use of combination vaccines.
  Adult booster vaccines were lifted by heavy demand for Adacel® in Canada and the Td vaccine in the United States.
  Travel vaccines were slightly down due to production problems during 2004.
  Demand for meningitis vaccines grew strongly in the non-public market in the United States, rising by 70% in 2004. The dip in sales reported in the fourth quarter was due to tough comparatives: 2003 fourth-quarter sales were boosted by a large one-off order.

The recent approval by the FDA of Menactra® offers for the first time a quadrivalent conjugate vaccine for the prevention of meningococcal disease. Menactra® will be launched in the first quarter of 2005.

Net sales of the main vaccines	Q4 2004	Change on a	2004	Change on a
Millions of euros	net sales	comparable	net sales	comparable
		basis		basis

Influenza vaccines	218	+70.0%	524	+33.0%
Pediatric combination vaccines	60	-13.7%	336	+2.4%
Polio vaccines	31	-32.4%	184	-16.9%
Adult booster vaccines	27	-5.3%	174	+30.1%
Travel vaccines	28	-19.6%	147	-2.6%
Meningitis vaccines	10	-11.5%	86	+13.1%

The joint venture with Merck & Co in Europe (Sanofi Pasteur MSD), which is not included in pro forma combined net sales, posted sales of 651 million euros (up 10.2%) in 2004, against 591 million euros in 2003. Pediacel® was launched in 2004 in the United Kingdom, where it has rapidly become the standard in pediatric vaccination.

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Pro forma combined net sales by geographical region

	Q4 2004 pro forma	Change on a	2004 pro forma	Change on a
Millions of euros	combined	comparable	combined	comparable
	net sales	basis	net sales	basis

Europe	2,903	+4.2%	11,122	+5.9%
United States	2,289	+15.3%	8,772	+16.1%
Other countries	1,422	+5.6%	5,524	+9.2%

Total	6,614	+8.1%	25,418	+10.0%

French pro forma combined net sales for the pharmaceuticals business rose by 4.3% in 2004. The Group’s blockbusters recorded further growth in France during the fourth quarter, with net sales up by 28.6% for Plavix®, 40.2% for Taxotere®, 37.5% for Eloxatin® and 13.2% for Lovenox®.

In Germany, pro forma combined net sales for the pharmaceuticals business advanced by 5.3%, despite tough market conditions and the impact from the introduction of generics of Tritace®.

Over 2004 as a whole, pro forma combined net sales rose by 16.1% in the United States, thanks in particular to fine performances from Lantus®, Eloxatin®, Lovenox® and Ambien®.

In Japan, 2004 proforma combined net sales for the pharmaceuticals business were up 4.7% at 1,086 million euros, with sales growth of 56.5% for Actonel®, 23.7% for Amaryl® and 19.9% for Myslee®.

Pro forma combined developed sales

Pro forma combined developed sales2, which give an indication of the overall presence of sanofi-aventis products in the market, reached 28,529 million euros in 2004, an increase of 12.3% . Fourth-quarter pro forma combined developed sales were up 9.1% at 7,503 million euros.

2004 proforma combined developed sales of Plavix® /Iscover® :

Millions of euros
	Q4 2004	Change on a	2004	Change on a
		comparable basis		comparable basis

Europe	374	+22.2%	1,354	+27.9%
United States	646	+20.1%	2,289	+38.1%
Other countries	124	+29.2%	465	+40.9%

Total	1,144	+21.7%	4,108	+34.8%

Worldwide sales of Plavix® topped 4 billion euros.
   •     In Europe, Plavix® confirmed its blockbuster status.
   •     In the United States, total prescriptions (TRx) of Plavix® rose by 23.5% 4 in 2004.

______________________
4 IMS NPA 3 Channels – 2004

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2004 pro forma combined developed sales of Aprovel® /Avapro® /Karvea®

		Change on a		Change on a
Millions of euros	Q4 2004	comparable basis	2004	comparable basis

Europe	188	+11.2%	725	+14.5%
United States	121	+7.1%	455	+24.3%
Other countries	74	+25.4%	269	+33.2%

Total	383	+12.3%	1,449	+20.6%

   •     In Europe, Aprovel® has a 17.7% 5 share of the angiotensin II receptor antagonists market.
   •     In the United States, total prescriptions of Avapro® (TRx) rose by 15.4% 6 in 2004, and the product is maintaining its market share at 14.7% 6.

Comments by therapeutic class

All net sales figures cited for products represent pro forma combined net sales.

Cardiovascular/Thrombosis

Lovenox®

In 2004, net sales of Lovenox® were up 22.4% at 1,904 million euros. Net sales rose by 24.0% in the United States (to 1,138 million euros) and by 20.2% in Europe (to 580 million euros). In the United States, the product is benefiting from an intensification of promotional efforts since 2003 and from the ongoing conversion from non-fractioned heparins (which still represent 71% of the market by volume across all indications7) to low molecular weight heparins.

Fourth-quarter net sales of Lovenox® advanced by 19.4% (to 307 million euros) in the United States and by 21.3% (to 158 million euros) in Europe.

Plavix®

2004 net sales of Plavix® were 1,694 million euros, an increase of 28.9% .

Delix®/Tritace®

In 2004, net sales of Delix®/Tritace® were 972 million euros, a fall of 17.3%, due to the impact of generics in Germany and the United Kingdom. However, the product is still achieving double-digit growth in Canada and France.

Fourth-quarter sales of Delix®/Tritace® were 264 million euros.

Aprovel®

________________
5 IMS MIDAS Europe by value (19 countries – general practice and hospitals) MAT Nov 2004
5 IMS MIDAS Europe by value (19 countries – general practice and hospitals) MAT Nov 2004
6 IMS NPA 3 Channels – 2004
7 Solucient October 2004

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2004 net sales of Aprovel® came to 790 million euros, an increase of 16.7% .

Oncology/Immunology

Taxotere®

In 2004, net sales of Taxotere® came to 1,436 million euros, a rise of 11.3% . The product achieved growth of 31.0% in Europe, to 502 million euros, but net sales fell by 1.1% in the United States. The expected change in the US reimbursement system occurred on January 1, 2005, and is expected to lead to an improvement in sales of Taxotere® over the coming months.

Fourth-quarter sales of Taxotere® were 358 million euros, up 8.5% . In Europe, the product achieved robust growth (up 27.4% at 126 million euros), especially in France. In the United States, net sales fell slightly by 0.7%, to 167 million euros.

Eloxatin®

In 2004, net sales of Eloxatin® were up 56.8% at 1,220 million euros. Net sales of the product advanced by 73.5% (to 722 million euros) in the United States and by 35.7% (to 410 million euros) in Europe.

Fourth-quarter growth in net sales of Eloxatin® was particularly strong in the United States (up 83.2% at 212 million euros). The product is still recording very rapid growth in Europe (up 39.0% at 112 million euros).

In the United States, Eloxatin® is rapidly increasing its share of the adjuvant market, which currently stands at 35.4% 8. Its share of the US first-line metastatic colorectal cancer treatment market is over 45.2% 8.

In November 2004, the FDA approved Eloxatin® for the treatment of colon cancer following surgery.

Copaxone®

2004 net sales of Copaxone® were 742 million euros, an increase of 27.3% .

In the fourth quarter, net sales of Copaxone® rose by 23.0% in the United States (to 139 million euros) and by 22.7% in Europe (to 51 million euros), thanks largely to the launch of pre-filled syringes.

Central Nervous System

Ambien®

In 2004, net sales of Ambien® in the United States reached 1,198 million euros, an increase of 17.8% . Total prescriptions (TRx) rose by 10.5% 9. In Japan, the portion of Myslee® sales reverting to sanofi-aventis in 2004 was 60 million euros, an increase of 24.1% . Myslee® continues to gain market share, achieving 23.9% 10 of the hypnotics market.

In the fourth quarter, net sales of Ambien® in the United States were up 10.0% at 297 million euros.

________________
8 IntrinSiq Research - Rolling 3 months November 2004
9 IMS NPA 3 Channels – 2004
10 IMS Retail + Hospital – Sales by value – YTD – November 2004

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Depakine®

2004 full-year net sales of Depakine® were 303 million euros, up 10.2%, with an excellent performance (up 19.6%) in the area “other countries”.

Depakine® posted fourth-quarter net sales growth of 8.5%, to 77 million euros.

Diabetes

Lantus®

2004 net sales of Lantus® were 843 million euros, up 79.7% . Net sales rose by 57.2% in the United States (to 495 million euros) and by 111.4% in Europe (to 295 million euros). In 2004, Lantus® became the best-selling insulin brand in the United States, reaching 24.5%11 of total insulin prescriptions.

In the fourth quarter, net sales of Lantus® advanced by 35.9% in the United States (to 131 million euros) and by 63.3% in Europe (to 88 million euros).

Amaryl®

2004 net sales of Amaryl® were up 18.8% at 684 million euros. Net sales growth was 32.0% in the United States (to 216 million euros) and 9.0% in Europe (to 239 million euros).

Amaryl® posted fourth-quarter net sales growth of 42.2% in the United States (to 62 million euros), thanks to increased prescriptions and a favorable price effect. In Europe, net sales rose by 7.9% (to 66 million euros).

Internal Medicine

Allegra®

2004 net sales of Allegra® came to 1,502 million euros, including 1,197 million euros in the United States.

In the fourth quarter, net sales of Allegra® fell by 5.1% to 373 million euros. In the United States, Allegra® reported a decline of 7.2% to 299 million euros. At end December 2004, the product had market share (TRx) of 43.6% 12 in the United States, against 42.5% at end December 2003.

Actonel®

Actonel® achieved blockbuster status in 2004 as worldwide sales, via the alliance with Procter & Gamble, reached 1,090 million euros. Pro forma combined net sales of the product amounted to 305 million euros, a rise of 59.7% . In Japan, 2004 sales of Actonel® were up 56.5% at 46 million euros. At end 2004, Actonel® had market share of 27.1% 13 in the United States.

In the fourth quarter, worldwide sales of Actonel® came to 258 million euros, while sanofi-aventis pro forma combined net sales of the product rose by 34.9% over the same period to 85 million euros.

________________
11 IMS NPA – 3 Channels – YTD – November 2004
12 IMS NPA – 3 Channels – 2004
13 IMS NPA – 3 Channels – December 2004

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Ketek®

2004 net sales of Ketek® were up 66.5% at 189 million euros. Ketek® was launched in the United States in August 2004.

Fourth-quarter net sales of Ketek® were 71 million euros.

Xatral®

2004 net sales of Xatral® were up 27.7% at 281 million euros. In the United States, UroXatral® had market share of 9%14 of prescriptions at end 2004.

Fourth-quarter net sales of Xatral® were up 15.6% at 74 million euros.

Eligard®

2004 net sales of Eligard® were 58 million euros, an increase of 76.4% .

Fourth-quarter net sales of Eligard® were 13 million euros.

In December 2004, the FDA approved the 6-month formulation of Eligard®, which offers patients a new alternative.

________________
14 Market share TRX 3 channels December 2004 (market: Flomax®+UroXatral®)

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Recent events

November 5, 2004	FDA approval of Eloxatin® in treatment of colon cancer following surgery.

November 9, 2004	Presentation to the AHA of very favorable results from a two-year phase III study
(RIO-North America) assessing effectiveness and tolerance of Rimonabant
(Acomplia).

November 9, 2004	Announcement of termination of the agreements with Genta.

December 15, 2004	Approval by the FDA of the 6-month formulation of Eligard® .

December 20, 2004	Receipt by sanofi-aventis of the United States Patent Office’s Notice of Allowance on
its reissuance application for Lovenox® ‘618 patent filed by Aventis.

December 22, 2004	Reimbursement of the short-term tranche of the syndicated credit line refinanced via sanofi-aventis commercial paper programs. Announcement of the launch of the syndication of a 364-day revolving credit line.

January 6, 2005	Date of pre-trial order in the US Plavix® litigation set for March 4, 2005.

January 10, 2005	Reaffirmation by sanofi-aventis and Regeneron Pharmaceuticals of their commitment to develop the VEGF Trap in oncology.

January 11, 2005	Approval of Taxotere® in Europe in two new indications (for the adjuvant treatment of patients with operable node-positive breast cancer, in combination with doxorubicin and cyclophosphamide; and the treatment of patients with metastatic breast cancer whose tumors over-express the Her2 gene, in association with Herceptin® ).

January 17, 2005	US approval of the vaccine Menactra® for the prevention of meningococcal infections.

January 25, 2005	Sanofi-aventis has been notified that its patent in the UK issued from its European
Patent claiming the active ingredient in its Plavix® product has been challenged by
Aircoat, Ltd., a Scottish company, in a Scottish Court. Sanofi-aventis believes Aircoat's arguments to be without merit, and will vigorously defend its patent.

Forthcoming events

March 7-9, 2005	Presentation to the American College of Cardiology (ACC) of 2-year RIO Europe results and of the results from the STRATUS program.

June 16-17, 2005	Presentation to the American Diabetes Association (ADA) of RIO-Diabetes results.

Recent events associated with the offers for Aventis and Hoechst shares

November	4, 2004	Aventis finalizes the terms of its squeeze-out offer to the shareholders of Hoechst AG.
Amount of cash compensation set at 56.50 euros per bearer share.

Announcement of the possibility of an increase in the price of the mandatory offer by sanofi-aventis to the shareholders of Hoechst AG to 56.50 euros per Hoechst share.

December	21, 2004	Approval by the extraordinary general meeting of Hoechst AG shareholders of the squeeze-out offer, with minority shareholders receiving cash compensation of 56.50 euros per bearer share.

December	23, 2004	Approval by the extraordinary general meeting of sanofi-aventis shareholders of the

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merger of Aventis into sanofi-aventis with an effective time on December 31, 2004.

2005 Financial Calendar

March 1, 2005	2004 results – Analyst/Investor Meeting in Paris
March 21, 2005	Analyst/Investor Meeting in New York
April 14, 2005	Analyst/Investor Meeting in Paris on the impact of IFRS
May 13, 2005	2005 first-quarter net sales and results
July 20, 2005	2005 second-quarter net sales
August 31, 2005	2005 first-half results – Analyst/Investor Meeting in Paris
November 8, 2005	2005 third-quarter net sales and results

Reminder:

A conference call will be held Wednesday, January 26 at 15.00 hours CET (09.00 hours EST).

To take part, dial one of the following numbers ten minutes before the start time:

France:	+ 33 1 70 70 82 14
United Kingdom:	+ 44 207 984 75 72
United States:	+ 1 718 354 1171

Replay numbers (available for 6 working days):

France:	+ 33 1 70 70 82 10	code:	7844277
United Kingdom:	+ 44 207 984 75 78	code:	7844277
United States:	+ 1 718 354 1112	code:	7844277

The conference call will be in English. Live webcast available at www.sanofi-aventis.com

10/15

2004 fourth-quarter consolidated net sales of sanofi-aventis:

In the fourth quarter of 2004, sanofi-aventis generated consolidated net sales of 6,614 million euros, up 213.8% on a reported basis.

Fourth-quarter consolidated net sales of sanofi-aventis by business segment

Millions of euros	Q4 2004	Q4 2003	Change on a
		reported	reported basis

Pharmaceuticals	6,206	2,108	+194.4%
Vaccines	408	-	-

Total	6,614	2,108	+213.8%

Fourth-quarter consolidated net sales of sanofi-aventis by geographical region

Millions of euros	Q4 2004	Q4 2003	Change on a
		reported	reported basis

Europe	2,903	1,220	+138.0%
United States	2,289	499	+358.7%
Other countries	1,422	389	+265.6%

Total	6,614	2,108	+213.8%

2004 consolidated net sales of sanofi-aventis:

In 2004, sanofi-aventis generated consolidated net sales of 15,043 million euros, against 8,048 million euros in 2003.

Full-year consolidated net sales of sanofi-aventis by business segment

	2004 net sales	2003 reported	Change on a
Millions of euros		net sales	reported basis

Pharmaceuticals	14,360	8,048	+78.4%
Vaccines	683	-	-

Total	15,043	8,048	+86.9%

Full-year consolidated net sales of sanofi-aventis by geographical region

Millions of euros	2004	2003 reported	Change on a
			reported basis

Europe	7,351	4,693	+56,6%
United States	4,658	1,912	+143.6%
Other countries	3,034	1,443	+110,2%

Total	15,043	8,048	+86.9%

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Pro forma combined figures for the fourth quarter of 2004

Fourth-quarter proforma combined net sales by geographical region

			Change on a
Millions of euros	Q4 2004	Q4 2003	comparable
		(comparable)	basis

Europe	2,903	2,785	+4.2%
United States	2,289	1,986	+15.3%
Other countries	1,422	1,346	+5.6%

Total	6,614	6,117	+8.1%

Fourth-quarter pro forma combined net sales for the top 15 products

		Q4 2003	Q4 2003	Change on a
Millions of euros	Q4 2004 net	net sales	net sales	comparable
	sales	(comparable)	(reported)	basis

Lovenox®	512	430	447	+19.1%
Plavix®	443	358	361	+23.7%
Allegra®	373	393	412	-5.1%
Taxotere®	358	330	341	+8.5%
Stilnox® /Ambien®	356	325	350	+9.5%
Eloxatin®	347	213	224	+62.9%
Tritace®	264	318	320	-17.0%
Lantus®	237	157	163	+51.0%
Aprovel®	205	175	177	+17.1%
Copaxone®	201	164	171	+22.6%
Amaryl®	188	159	164	+18.2%
Actonel®	85	63	64	+34.9%
Depakine®	77	71	71	+8.5%
Nasacort®	73	65	68	+12.3%
Xatral®	74	64	66	+15.6%

Total	3,793	3,285	3,399	+15.5%

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Pro forma combined figures for 2004

2004 pro forma combined net sales by geographical region

	2004	2003	Change on a
Millions of euros	net sales	net sales	comparable
		(comparable)	basis

Europe	11,122	10,500	+5.9%
United States	8,772	7,553	+16.1%
Other countries	5,524	5,057	+9.2%

Total	25,418	23,110	+10.0%

2004 pro forma combined net sales for the top 15 products

	2004	2003	2003	Change on a
	net sales	net sales	net sales	comparable
Millions of euros		(comparable)	(reported)	basis

Lovenox®	1,904	1,556	1,647	+22.4%
Plavix®	1,694	1,314	1,325	+28.9%
Allegra®	1,502	1,614	1,740	-6.9%
Taxotere®	1,436	1,290	1,359	+11.3%
Stilnox® /Ambien®	1,423	1,234	1,345	+15.3%
Eloxatin®	1,220	778	824	+56.8%
Tritace®	972	1,176	1,182	-17.3%
Lantus®	843	469	498	+79.7%
Aprovel®	790	677	683	+16.7%
Copaxone®	742	583	620	+27.3%
Amaryl®	684	576	600	+18.8%
Actonel®	305	191	194	+59.7%
Depakine®	303	275	277	+10.2%
Nasacort®	287	259	278	+10.8%
Xatral®	281	220	222	+27.7%

Total	14,386	12,212	12,794	+17.8%

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Explanatory notes:

Unless otherwise stated, all figures in this press release are in French GAAP. In this press release, we refer to our historical sales as “reported” sales.

In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported sales: Comparable sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Reconciliation of pro forma combined sales on a reported basis for 2003 to pro forma combined sales on a comparable basis for the equivalent period

Millions of euros			2003	Q4 2003

Pro forma combined sales on			24 296	6 369
reported basis

Impact of changes in Group			-289	-83
structure

Impact of exchange rates			-897	-169

Pro forma combined sales on			23 110	6 117
comparable basis

	---------------------------------------

Reconciliation of 2004 consolidated sales to 2004 pro forma combined sales

	2004	adjustments		2004 pro forma
Millions of euros	consolidated			combined sales
	sales	A	B

Europe	7 351	4 218	-447	11 122
United States	4 658	4 124	-10	8 772
Other countries	3 034	2 568	-78	5 524

Total	15 043	10 910	-535	25 418

	2004	adjustments		2004 pro forma
Millions of euros	consolidated			combined sales
	sales	A	B

Pharmaceuticals	14 360	9 969	-535	23 794
Vaccins	683	941	--	1 624

Total	15 043	10 910	-535	25 418

ADJUSTMENTS :
A :  Non consolidated sales of Aventis from January to August 2004 (8 months)
B :  Pro forma divestment of Arixtra®/Fraxiparine® and Campto®

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Pro forma Combined Developed sales: When we refer to “pro forma combined developed sales” of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix ® /Iscover ® (clopidogrel) and Aprovel ® /Avapro ® /Karvea ® (irbesartan) and with Fujisawa on Stilnox® / Myslee ® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that pro forma combined developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Reconciliation of pro forma combined sales on a reported in 2004 to pro forma combined developed sales for the equivalent period

Millions of euros	2004	Q4 2004

Pro forma combined sales	25 418	6 614

Non-consolidated sales of	2 414	701
Plavix® /Iscover® net of sales of
product to Bristol-Myers Squibb

Non-consolidated sales of	659	178
Aprovel® /Avapro® /Karvea® net of sales of
product to Bristol-Myers Squibb

Non-consolidated sales of	38	10
Stilnox® /Myslee® net of sales of
product to Fujisawa

Pro forma combined developed sales	28 529	7 503

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis and Aventis, including those listed under “Forward-Looking Statements” and “Risk Factors” in sanofi-aventis’s annual report on Form 20-F for the year ended December 31, 2003 and those listed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Aventis’s annual report on Form 20-F for the year ended December 31, 2003. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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